Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports second quarter financial results

•	higher revenue and gross profit for the quarter and first six months

•	average realized uranium price outperforming spot and long-term market prices

•	strong uranium production for the quarter, maintaining annual production and sales targets

Saskatoon, Saskatchewan, Canada, July 30, 2015

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2015 in accordance with International Financial Reporting Standards (IFRS).

“The company continues to perform well,” said Tim Gitzel, president and CEO, “despite the tough market conditions.

“Despite some supply disruptions in the first half of the year, prices and demand remained ‘flat’ due to the current oversupply in the market. However, the long-term outlook for nuclear energy, underpinned by strong fundamentals, remains positive. With the long-term view in mind, we remain focused on keeping costs down and running our operations safely and efficiently to ensure we maintain the flexibility to respond to market conditions as they evolve.”

HIGHLIGHTS	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2015	2014	CHANGE	2015	2014	CHANGE
Revenue	565	502	13%	1,130	921	23%
Gross profit	153	136	13%	282	243	16%
Net earnings attributable to equity holders	88	127	(31)%	79	259	(69)%
$ per common share (diluted)	0.22	0.32	(31)%	0.20	0.65	(69)%
Adjusted net earnings (non-IFRS, see page 4)	46	79	(42)%	115	115	—
$ per common share (adjusted and diluted)	0.12	0.20	(40)%	0.29	0.29	—
Cash provided by (used in) operations (after working capital changes)	(65)	(25)	(160)%	68	(18)	478%

SECOND QUARTER

Net earnings attributed to equity holders this quarter were $88 million ($0.22 per share diluted) compared to net earnings of $127 million ($0.32 per share diluted) in the second quarter of 2014. In addition to the items noted below, our net earnings were affected by mark-to-market gains on foreign exchange derivatives.

On an adjusted basis, our earnings this quarter were $46 million ($0.12 per share diluted) compared to $79 million ($0.20 per share diluted) (non-IFRS measure, see page 4) in the second quarter of 2014. The change was mainly due to:

•	higher administrative costs

•	a favourable settlement of $28 million with respect to a dispute regarding a long-term supply contract with a utility customer recorded in the second quarter of 2014 partially offset by:

•	higher gross profit from uranium and fuel services segments

•	settlement costs of $12 million with respect to the early redemption our Series C debentures recorded during the second quarter of 2014

See Financial results by segment on page 5 for more detailed discussion.

FIRST SIX MONTHS

Net earnings in the first six months of the year were $79 million ($0.20 per share diluted) compared to $259 million ($0.65 per share diluted) in the first six months of 2014. In addition to the items noted below, our net earnings were affected by mark-to-market losses on foreign exchange derivatives. Our 2014 earnings also included a gain on the sale of our interest in BPLP of $127 million.

On an adjusted basis, our earnings for the first six months of this year were $115 million ($0.29 per share diluted) (non-IFRS measure, see page 4) unchanged from the first six months of 2014. Key variances include:

•	higher administration costs

•	a favourable settlement of $28 million with respect to a dispute regarding a long-term supply contract with a utility customer recorded in the second quarter of 2014

•	lower tax recovery

partially offset by:

•	higher gross profit from our uranium, fuel services and NUKEM segments

•	lower losses from equity accounted investments

Our 2014 adjusted net earnings were also impacted by:

•	an early termination fee of $18 million incurred in 2014 as a result of the cancellation of our toll conversion agreement with Springfields Fuels Ltd. (SFL), which was to expire in 2016

•	settlement costs of $12 million with respect to the early redemption our Series C debentures recorded in 2014

See Financial results by segment on page 5 for more detailed discussion.

Also of note:

Ken Seitz, our senior vice-president and chief commercial officer is resigning effective August 15, 2015, to take a chief executive officer position with a company outside the nuclear industry. Mr. Seitz had oversight for our marketing, corporate development, and exploration activities. At this time, the plan is to reallocate these activities, and his other responsibilities, among members of our officer team. This re-allocation will be finalized in September 2015.

Uranium market update

The market continued to be flat in the second quarter, with spot prices remaining in the mid-$30s (US). The quantity transacted in the spot market was at normal levels, though no significant price trends emerged. We believe this flat environment is simply a function of the currently over-supplied market, where we believe participants’ uncovered requirements start to open up in the next two to three years. There were supply disruptions in the first half of 2015 that reduced the over-supply situation, but the reductions did not result in any notable change in spot or term demand from utilities.

Japan restarts remain the most important driver of market sentiment in the short term. While the market has been disappointed with ongoing delays, the first reactor restarts appear to be imminent with Kyushu having loaded fuel into Sendai unit 1 for anticipated restart in August, while preparing Sendai unit 2 for restart this fall. We remain confident that a significant number of units will be restarted in Japan over time, though the regulatory approval process and restart schedules are clearly hard to predict.

Beyond these short-term challenges in the market, longer term, strong fundamentals underpin a positive outlook for the industry. Globally, there are 64 reactors currently under construction, with a net increase of 82 reactors expected over the next 10 years. China continues to execute on its remarkable nuclear growth plan, with 26 reactors operating and 24 under construction. India continues to demonstrate confidence in its nuclear growth strategy, evidenced by the signing of new long-term uranium supply agreements with major producers, including Cameco.

On the supply side, we continue to see depressed market conditions having a negative impact on future supply potential, as suppliers struggle to justify the underlying economics. The cancellation of a planned mine expansion in Australia further supports our view that current price levels do not justify the development of new uranium supply projects. Demand growth combined with the timing, development and execution of new supply projects and the continued performance of existing supply, will determine the pace of market recovery.

Caution about forward-looking information relating to our uranium market update

This discussion of our expectations for the nuclear industry, including its growth profile, future global uranium supply and demand, and net increase in reactors, is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 10.

Outlook for 2015

Our strategy is to profitably produce at a pace aligned with market signals, while maintaining the ability to respond to conditions as they evolve.

Our outlook for 2015 reflects the expenditures necessary to help us achieve our strategy. Our outlook for NUKEM revenue and unit cost, as well as consolidated revenue, administration costs and tax rate has changed. To provide additional insight following our acquisition of NUKEM in 2013, we provided an outlook for NUKEM’s direct administration costs and tax rate. However, NUKEM’s direct administration costs and tax rate are immaterial in the context of our consolidated results. We provide outlook for consolidated direct administration costs and for our consolidated tax rate based on taxes incurred in Canada and in foreign jurisdictions; we do not provide any further breakdown for our other segments. As a result, we will no longer provide an outlook for direct administration costs or tax rate specific to the NUKEM segment. We do not provide an outlook for the items in the table that are marked with a dash.

See 2015 Financial results by segment on page 5 for details.

2015 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM	FUEL SERVICES	NUKEM
Production	—	25.3 to 26.3 million lbs	9 to 10 million kgU	—
Sales volume[1]	—	31 to 33 million lbs	Decrease 5% to 10%	7 to 8 million lbs U3O8
Revenue compared to 2014[2]	Increase 5% to 10%	Increase up to 5%[3]	Increase up to 5%	Increase 20% to 25%
Average unit cost of sales (including D&A)	—	Increase 5% to 10%[4]	Increase 5% to 10%	Increase 5% to 10%
Direct administration costs compared to 2014[5]	Increase 5% to 10%	—	—	—
Exploration costs compared to 2014	—	Decrease 5% to 10%	—	—
Tax rate	Recovery of 40% to 45%	—	—	—
Capital expenditures	$405 million	—	—	—

[1]	Our 2015 outlook for sales volume does not include sales between our uranium, fuel services and NUKEM segments.
[2]	For comparison of our 2015 outlook and 2014 results for revenue, we do not include sales between our uranium, fuel services and NUKEM segments.
[3]	Based on a uranium spot price of $36.00 (US) per pound (the Ux spot price as of July 27, 2015), a long-term price indicator of $44.00 (US) per pound (the Ux long-term indicator on July 27, 2015) and an exchange rate of $1.00 (US) for $1.22 (Cdn).
[4]	This increase is based on the unit cost of sale for produced material and committed long-term purchases. If we make discretionary purchases in 2015, then we expect the overall unit cost of sales to increase further.
[5]	Direct administration costs do not include stock-based compensation expenses.

Our outlook for NUKEM revenue has changed to an increase of 20% to 25% (previously increase of 5% to 10%) due to our expectation that NUKEM sales volumes will be higher in the range, and the effect of foreign exchange. Consolidated revenue is now expected to increase by 5% to 10% (previously an increase of up to 5%) due to our expectation that sales volumes for the uranium and NUKEM segments will be higher in the range.

We have also adjusted our outlook for NUKEM cost of sales. Unit cost of sales is now expected to increase 5% to 10% (previously increase up to 5%) due to the effect of foreign exchange.

Consolidated administration costs are now expected to increase 5% to 10% (previously an increase of up to 5%) due to increased costs under our collaboration agreements and the effect of foreign exchange.

We have adjusted our outlook for the consolidated tax rate to a recovery of 40% to 45% (previously 45% to 50%) due to the expected impact of the changes to the consolidated outlook noted above, and a change in the distribution of earnings between jurisdictions.

In our uranium and fuel services segments, our customers choose when in the year to receive deliveries, so our quarterly delivery patterns, sales volumes and revenue can vary significantly however, the majority of delivery notices have been received for 2015, reducing variability for the remainder of the year. We expect uranium deliveries in the third quarter to be similar to the first two quarters, and fourth quarter deliveries to be higher.

REVENUE AND EARNINGS SENSITIVITY ANALYSIS

For the rest of 2015:

•	an increase of $5 (US) per pound in both the Ux spot price ($36.00 (US) per pound on July 27, 2015) and the Ux long-term price indicator ($44.00 (US) per pound on July 27, 2015) would increase revenue by $48 million and net earnings by $27 million. Conversely, a decrease of $5 (US) per pound would decrease revenue by $45 million and net earnings by $24 million.

•	a one-cent change in the value of the Canadian dollar versus the US dollar would change adjusted net earnings by $5 million, with a decrease in the value of the Canadian dollar versus the US dollar having a positive impact

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for NUKEM purchase price inventory write-downs and recoveries, income taxes on adjustments, impairment charges on non-producing property, and the after tax gain on the sale of our interest in BPLP.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with our net earnings.

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2015	2014	2015	2014
Net earnings attributable to equity holders	88	127	79	259

Adjustments
Adjustments on derivatives (pre-tax)	(57)	(66)	44	(23)
NUKEM purchase price inventory recovery	—	—	(3)	—
Impairment charge	—	—	6	—
Income taxes on adjustments	15	18	(11)	6
Gain on interest in BPLP (after tax)	—	—	—	(127)

Adjusted net earnings	46	79	115	115

Discontinued operation

On March 27, 2014, we completed the sale of our 31.6% limited partnership interest in BPLP, which was accounted for effective January 1, 2014. The aggregate sale price for our interest in BPLP and certain related entities was $450 million. We realized an after tax gain of $127 million on this divestiture. As a result of the transaction, we presented the results of BPLP as a discontinued operation and we revised our statement of earnings, statement of comprehensive income and statement of cash flows to reflect the change in presentation. See note 4 to the interim financial statements for more information.

Financial results by segment

Uranium

				THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
HIGHLIGHTS				2015	2014	CHANGE	2015	2014	CHANGE
Production volume (million lbs)				5.4	4.0	35%	10.5	9.7	8%
Sales volume (million lbs)[1]				7.3	7.4	(1)%	14.3	14.3	—
Average spot price	($	US/lb	)	36.17	28.97	25%	37.26	31.95	17%
Average long-term price	($	US/lb	)	47.50	44.83	6%	48.50	46.75	4%
Average realized price	($	US/lb	)	46.57	45.93	1%	45.03	46.26	(3)%
	($	Cdn/lb	)	58.04	50.76	14%	55.45	50.67	9%
Average unit cost of sales (including D&A)	($	Cdn/lb	)	40.71	35.86	14%	38.64	34.63	12%
Revenue ($ millions)[1]				424	376	13%	791	724	9%
Gross profit ($ millions)				127	110	15%	240	229	5%
Gross profit (%)				30	29	3%	30	32	(6)%

[1]	Includes sales and revenue between our uranium, fuel services and NUKEM segments (nil pounds in sales and nil revenue in Q2, 2015; 165,000 pounds and revenue of $5.0 million in Q2, 2014; 15,000 pounds in sales and revenue of $0.5 million in the first six months of 2015; 165,000 pounds and revenue of $5.0 million in the first six months of 2014).

SECOND QUARTER

Production volumes this quarter were 35% higher compared to the second quarter of 2014, mainly due to production from Cigar Lake and higher production from McArthur River/Key Lake, which was partially offset by lower production at Rabbit Lake, Inkai and our US operations. See Uranium 2015 Q2 updates starting on page 8 for more information.

The 13% increase in uranium revenues was a result of a 14% increase in the Canadian dollar average realized price, partially offset by a 1% decrease in sales volume.

The US dollar average realized price increased by 1% compared to 2014 mainly due to higher prices on fixed price contracts, while the higher Canadian dollar realized prices this quarter were a result of the weakening of the Canadian dollar compared to 2014. This quarter the exchange rate on the average realized price was $1.00 (US) for $1.25 (Cdn) compared to $1.00 (US) for $1.11 (Cdn) in the second quarter of 2014.

Total cost of sales (including D&A) increased by 12% ($297 million compared to $266 million in 2014) due to a 14% increase in the unit cost of sales, partially offset by a 1% decrease in sales volume. The increase in the unit cost of sales was mainly the result of an increase in the volume of material purchased in the quarter at prices higher than our average cost of inventory.

The net effect was a $17 million increase in gross profit for the quarter.

FIRST SIX MONTHS

Production volumes for the first six months of the year were 8% higher than in the previous year due to the addition of production from Cigar Lake, partially offset by lower production at McArthur/Key Lake, our US operations and Inkai. See Uranium 2015 Q2 updates starting on page 8 for more information.

Uranium revenues increased 9% compared to the first six months of 2014 due to a 9% increase in the Canadian dollar average realized price. Sales volumes in the first six months were the same as in 2014.

Our Canadian dollar realized prices for the first six months of 2015 were higher than 2014, primarily as a result of the weakening of the Canadian dollar compared to 2014. For the first six months of 2015, the exchange rate on the average realized price was $1.00 (US) for $1.23 (Cdn) compared to $1.00 (US) for $1.10 (Cdn) for the same period in 2014.

Total cost of sales (including D&A) increased by 12% ($552 million compared to $495 million in 2014) mainly due to a 12% increase in the unit cost of sales. The increase was mainly the result of an increase in the volume of material purchased in the first six months at prices higher than our average cost of inventory, and an increase in unit production costs.

The net effect was an $11 million increase in gross profit for the first six months.

We are active in the uranium market, buying and selling uranium on the spot market and under long-term contracts when we expect it will be beneficial for us. Purchases are impacted by foreign exchange rates, and may, in some cases, require we pay prices higher or lower than current spot prices. Depending on the volume and unit cost of purchases in a quarter, our average cost of inventory can be impacted, which flows through to our cost of sales.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($CDN/LB)	2015	2014	CHANGE	2015	2014	CHANGE
Produced
Cash cost	26.53	26.24	1%	27.28	23.03	18%
Non-cash cost	14.64	14.72	(1)%	13.59	12.25	11%

Total production cost	41.17	40.96	1%	40.87	35.28	16%

Quantity produced (million lbs)	5.4	4.0	35%	10.5	9.7	8%

Purchased
Cash cost	45.68	58.15	(21)%	46.69	44.76	4%

Quantity purchased (million lbs)	4.0	0.3	1233%	6.6	1.6	313%

Totals
Produced and purchased costs	43.09	42.16	2%	43.12	36.62	18%

Quantities produced and purchased (million lbs)	9.4	4.3	119%	17.1	11.3	51%

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the second quarter and the first six months of 2015 and 2014.

Cash and total cost per pound reconciliation

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2015	2014	2015	2014
Cost of product sold	251.2	204.6	455.4	385.6
Add / (subtract)
Royalties	(21.9)	(21.0)	(35.7)	(35.2)
Standby charges	—	(9.7)	—	(19.0)
Other selling costs	(3.7)	(3.2)	(5.3)	(5.5)
Change in inventories	100.4	(48.3)	180.2	(30.9)

Cash operating costs (a)	326.0	122.4	594.6	295.0
Add / (subtract)
Depreciation and amortization	45.9	60.9	96.1	109.2
Change in inventories	33.2	(2.0)	46.7	9.6

Total operating costs (b)	405.1	181.3	737.4	413.8

Uranium produced & purchased (million lbs) (c)	9.4	4.3	17.1	11.3

Cash costs per pound (a ÷ c)	34.68	28.47	34.77	26.11
Total costs per pound (b ÷ c)	43.09	42.16	43.12	36.62

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

		THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
HIGHLIGHTS		2015	2014	CHANGE	2015	2014	CHANGE
Production volume (million kgU)		3.1	3.8	(18)%	5.7	7.8	(27)%
Sales volume (million kgU)		2.4	3.3	(27)%	5.4	5.1	6%
Average realized price	($Cdn/kgU)	29.70	21.28	40%	25.45	21.68	17%
Average unit cost of sales (including D&A)	($Cdn/kgU)	21.44	16.46	30%	20.39	18.19	12%
Revenue ($ millions)		70	70	—	136	110	24%
Gross profit ($ millions)		19	16	19%	27	18	50%
Gross profit (%)		27	23	17%	20	16	25%

SECOND QUARTER

Total revenue for the second quarter of 2015 remained the same as the prior year at $70 million. A 27% decrease in sales volumes was offset by a 40% increase in average realized price, primarily due to the mix of products sold.

The total cost of products and services sold (including D&A) decreased by 7% ($50 million compared to $54 million in the second quarter of 2014) due to the decrease in sales volumes, partially offset by an increase in the average unit cost of sales. When compared to 2014, the average unit cost of sales was 30% higher due to the mix of fuel services products sold.

The net effect was a $3 million increase in gross profit.

FIRST SIX MONTHS

In the first six months of the year, total revenue increased by 24% due to a 6% increase in sales volumes and a 17% increase in realized price that was the result of increased realized prices for UF6 and the mix of products sold.

The total cost of sales (including D&A) increased 17% ($109 million compared to $93 million in 2014) due to an increase in sales volume and a 12% increase in the average unit cost of sales, which resulted from the mix of fuel services products sold.

The net effect was a $9 million increase in gross profit.

NUKEM

		THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
HIGHLIGHTS		2015	2014	CHANGE	2015	2014	CHANGE
Uranium sales (million lbs)[1]		1.5	1.5	—	4.0	2.2	82%
Average realized price	($Cdn/lb)	50.47	41.63	21%	42.80	41.01	4%
Cost of product sold (including D&A)		70	49	43%	156	84	86%
Revenue ($ millions)[1]		81	62	31%	178	94	89%
Gross profit ($ millions)		11	13	(15)%	22	10	120%
Gross profit (%)		14	21	(33)%	12	11	9%

[1]	Includes sales and revenue between our uranium, fuel services and NUKEM segments (200,000 pounds in sales and revenue of $10.8 million in Q2, 2015, nil in Q2, 2014; 743,0000 pounds in sales and revenue of $13.3 million in the first six of 2015, nil in the first six of 2014).

SECOND QUARTER

During the second quarter of 2015, NUKEM delivered 1.5 million pounds of uranium, unchanged from the same period last year. Total revenues increased by 31% as a result of average realized prices which were 21% higher than those realized in the second quarter of 2014.

Gross margin percentage was 14% in the second quarter of 2015, a 33% decrease compared to the second quarter of 2014. The allocation of the historic purchase price to the sale of inventory on hand at the time of acquisition of NUKEM, impacted margins for the quarter.

The net effect was a $2 million decrease in gross profit.

FIRST SIX MONTHS

During the six months ended June 30, 2015, NUKEM delivered 4.0 million pounds of uranium, an increase of 82%, due to timing of customer requirements and generally lower activity in the market during 2014. Total revenues increased 89% due to an 82% increase in sales volumes and a 4% increase in average realized price.

Gross margin percentage was 12% for the first six months of 2015 as compared to 11% for the same period in 2014. Included in the 2014 margin was a $6 million write-down of inventory compared to a $3 million recovery in 2015. The write-down in 2014 was a result of a decline in the spot price during the period.

The net effect was a $12 million increase in gross profit.

Uranium 2015 Q2 updates

URANIUM PRODUCTION

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
OUR SHARE (MILLION LBS)	2015	2014	CHANGE	2015	2014	CHANGE	2015 PLAN
McArthur River/Key Lake	2.9	2.1	38%	5.5	5.9	(7)%	13.7
Cigar Lake[1]	1.2	—	—	1.6	—	—	3.0 – 4.0
Inkai	0.6	0.7	(14)%	1.2	1.4	(14)%	3.0
Rabbit Lake	0.2	0.6	(67)%	1.1	1.1	—	3.9
Smith Ranch-Highland	0.4	0.5	(20)%	0.9	1.0	(10)%	1.4
Crow Butte	0.1	0.1	—	0.2	0.3	(33)%	0.3
Total	5.4	4.0	35%	10.5	9.7	8%	25.3 – 26.3

[1]	Commercial production achieved on May 1, 2015 – see Cigar Lake update below.

UPDATE TO FOREST FIRE SITUATION IN NORTHERN SASKATCHEWAN

The forest fire situation in northern Saskatchewan has been improving over the last few weeks and all evacuees have now been allowed to return home. Air and road access to our operations has improved and we have resumed normal shipping of packaged product from our operations. We still expect to meet our 2015 production target of 25.3 million to 26.3 million pounds, and our sales target of 31 million to 33 million pounds.

The fire risk across northern Saskatchewan has diminished, although we continue to monitor the situation closely and support our employees, their families and communities impacted by the situation.

MCARTHUR RIVER/KEY LAKE

Production for the quarter was 38% higher compared to the same period last year but 7% lower for the first half of the year due to the timing of mill maintenance, including an unplanned mill maintenance outage during the first quarter. The operation remains on track to achieve our planned 2015 production.

We now have a licence production limit of 25 million pounds per year (100% basis) at both McArthur River and Key Lake. The increased production limit aligns with our strategy to maintain the flexibility to adjust to market conditions.

CIGAR LAKE

The jet boring system at the Cigar Lake mine continued to perform as expected, and during the first half of 2015, we successfully mined 4.8 million pounds of uranium for shipment to the McClean Lake mill. We are continuing to ramp up mine production, and now have three jet boring machines (JBS) commissioned for use underground.

The mined ore is routinely transported to the McClean Lake mill, which, during the second quarter, packaged approximately 2.4 million pounds (100% basis, 1.2 million pounds our share), for total production of 3.1 million pounds during the first half of 2015. Cigar Lake remains on track to achieve the annual production target of 6 million to 8 million packaged pounds (100% basis).

Commercial production signals a transition in the accounting treatment for costs incurred at the mine. Cigar Lake met all of the criteria for commercial production, including cycle time and process specifications, in the second quarter. Therefore, effective May 1, 2015, we began charging all production costs, including depreciation, to inventory and subsequently recognizing them in cost of sales as the product is sold.

We expect Cigar Lake to produce between 6 million and 8 million packaged pounds in 2015; our share is 3 million to 4 million pounds. As we ramp up production to 18 million pounds (100% basis) by 2018, volumes may not be linear year-to-year, but will vary based on our operational experience. To ensure the most efficient operation of the mine and mill throughout the year, we expect to continually manage ore supply and, therefore, may halt and resume mining several times during a quarter without impacting planned annual production.

Caution about forward-looking information relating to Cigar Lake

This discussion of our expectations for Cigar Lake, including our plan for 6 million to 8 million packaged pounds (100%) in 2015, is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 10.

INKAI

Production was 14% lower for both the second quarter and the first six months of the year compared to the same periods in 2014 due to the timing of new wellfield development. The operation remains on track to achieve our planned 2015 production.

The block 3 test leach facility is now operational and state commissioning of the test wellfields was accomplished during the second quarter. Our application for an extension of the block 3 deposit evaluation period is still pending final approval from the Ministry of Energy of the Republic of Kazakhstan. Inkai continues working on the final appraisal of the mineral potential of block 3 according to Kazakhstan standards.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	David Bronkhorst, vice-president, mining and technology, Cameco

INKAI

•	Darryl Clark, general director, JV Inka

CIGAR LAKE

•	Les Yesnik, general manager, Cigar Lake, Cameco

Caution about forward-looking information

This document includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on pages 11, which may prove to be incorrect.

•	Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form, first quarter and second quarter MD&A, and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•	Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this document

•	our expectations about 2015 and future global uranium supply and demand and number of reactors including the discussion under the heading Uranium market update

•	our consolidated outlook for the year and the outlook for our uranium, fuel services and NUKEM segments for 2015
•	our expectations for uranium deliveries in the third quarter and for the balance of 2015

•	our future plans and expectations for each of our uranium operating properties and fuel services operating sites

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences

•	we are subject to litigation or arbitration that has an adverse outcome, including lack of success in our disputes with tax authorities

•	we are unsuccessful in our dispute with CRA and this results in significantly higher cash taxes, interest charges and penalties than the amount of our cumulative tax provision

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are not reliable, or we face unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks
•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, accident or a deterioration in political support for, or demand for, nuclear energy

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•	our uranium suppliers fail to fulfil delivery commitments

•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason

•	our Cigar Lake development, mining or production plans are delayed or do not succeed, including as a result of any difficulties with the jet boring mining method or freezing the deposit to meet production targets, or any difficulties with the McClean Lake mill modifications or expansion or milling of Cigar Lake ore

•	we are unable to obtain an extension to the term of Inkai’s block 3 exploration licence

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, or other development and operating risks

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services

•	our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our expected production level and production costs

•	the assumptions regarding market conditions upon which we have based our capital expenditures expectations

•	our expectations regarding spot prices and realized prices for uranium

•	our expectations regarding tax rates and payments, foreign currency exchange rates and interest rates

•	our expectations about the outcome of disputes with tax authorities

•	our decommissioning and reclamation expenses

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	the geological, hydrological and other conditions at our mines

•	our McArthur River development, mining and production plans succeed
•	our Cigar Lake development, mining and production plans succeed, the jet boring mining method works as anticipated, and the deposit freezes as planned

•	modification and expansion of the McClean Lake mill are completed as planned and the mill is able to process Cigar Lake ore as expected

•	the term of Inkai’s block 3 exploration licence is extended

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents or other development or operating risks

Quarterly dividend notice

We announced today that our board of directors approved a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation that is payable on October 15, 2015, to shareholders of record at the close of business on September 30, 2015.

Conference call

We invite you to join our second quarter conference call on Thursday, July 30, 2015 at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 769-8320 (Canada and US) or (416) 340-8530. An operator will put your call through. A live audio feed of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, September 2, 2015, by calling (800) 408-3053 (Canada and US) or (905) 694-9451 (Passcode 5846753#)

Additional information

You can find a copy of our second quarter MD&A and interim financial statements on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

Additional information, including our 2014 annual management’s discussion and analysis, annual audited financial statements and annual information form, is available on SEDAR at sedar.com, on EDGAR at sec.gov/edgar.shtml and on our website at cameco.com.

Profile

We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries; including NUKEM Energy GmbH, unless otherwise indicated.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593